

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Sent via U.S. mail and facsimile to (240)529-1495

William R. Talley, Jr.
Executive Vice President and
Chief Financial Officer
Frederick County Bancorp, Inc.
7 North Market Street
Frederick, MD 21701

> **Re: Frederick County Bancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-50407**

Dear Mr. Talley:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief